

Mail Stop 7010   May 27, 2009

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

>   **Re: Asia Pacific Wire & Cable Corporation Limited**
>   **Post-Effective Amendment No. 2 to**
>   **Registration Statement on Form F-1**
>   **Filed on May 13, 2009**
>   **File No. 333-153796**

Dear Mr. Tang:

       We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have included unaudited financial statements through the six month period ending June 30, 2008. However, it appears that your financial statements are no longer current. Please amend your filing to include updated audited financial statements. See Item 8A to Form 20-F.

2. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

                                   *   *   *   *

       You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any questions.

                                             Sincerely,

                                             Jay Ingram
                                             Legal Branch Chief

cc: Michael J. Hagan, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104